UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road,

Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD

FORM 6-K

Kingtone Wirelessinfo Solution Holding Ltd is furnishing under the cover of Form 6-K the following:

Changes in Registrant’s Certifying Accountants

On April 3, 2015, the Audit Committee of the Board of Directors of Kingtone Wirelessinfo Solution Holding Ltd, a corporation incorporated under the laws of British Virgin Islands (the “Company”) approved the dismissal of KCCW Accountancy Corp. (“KCCW”) as the Company’s independent registered public accounting firm.

The principal accountant’s reports of KCCW on the financial statements of the Company as of and for the years ended September 30, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended September 30, 2014 and 2013, and through April 3, 2015, there were no disagreements with KCCW on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to KCCW’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the years ended September 30, 2014 and 2013 and through April 3, 2015, there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

On April 3, 2015, the Audit Committee of the Board of Directors of the Company approved the engagement of BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”) as the Company’s independent registered public accounting firm to audit its financial statements for the fiscal year ended September 30, 2015.

During the years ended September 30, 2014 and 2013 and through April 3, 2015, neither the Company nor anyone on its behalf consulted with KCCW regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that KCCW concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Chief Executive Officer

Date: April 20, 2015